1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

December 13, 2019

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ryan R. Sutcliffe, Esq.

Re: Schwab Investments (File Nos. 033-37459 and 811-06200) (the “Registrant”)

Dear Mr. Sutcliffe:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 153 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 157 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on October 16, 2019. PEA No. 153 relates to (i) certain changes to the investment objectives of Schwab Treasury Inflation Protected Securities Index Fund and Schwab U.S. Aggregate Bond Index Fund; and (ii) certain changes to the principal investment strategies of Schwab Tax-Free Bond Fund and Schwab California Tax-Free Bond Fund. The SEC staff’s comments were provided by you to Christine M. Pierangeli and Charles R. Peterson of Charles Schwab Investment Management, Inc. (“CSIM”) and Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on December 5, 2019.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 153, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.

Comment: Please confirm that any information that needs to be updated or is missing from the Registration Statement, including any missing fund fee and expense information, will be included in the filing made with the SEC pursuant to Rule 485(b). Please also provide this information as part of an attachment to the comment response letter.

Response: The Registrant hereby confirms that all information that needs to be updated or is missing from the Registration Statement, including any missing fund fee and expense information, will be included in the filing that is made with the SEC pursuant to

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Rule 485(b). As requested, Appendix A contains the information that has been added to the Registration Statement for the 485(b) filing.

2.

Comment: Please explain how Schwab Short-Term Bond Index Fund’s use of the term “short-term” in its name is consistent with the SEC’s guidance in the adopting release to Rule 35d-1 under the 1940 Act (the “Adopting Release”) that an investment company using the words “short-term” in its name must have a dollar-weighted average maturity of no more than 3 years. In particular:

•	Please provide supplementally Schwab Short-Term Bond Index Fund’s dollar-weighted average maturity as of a recent date.

•

Please explain supplementally what measures are taken to ensure that the fund’s dollar-weighted average maturity will not be more than 3 years, consistent with the guidance provided in the Adopting Release.

•	Please explain supplementally whether the index has in place criteria that would serve to ensure that the fund’s dollar-weighted average maturity does not rise above 3 years.

•

Please explain supplementally why, in light of the guidance provided in the Adopting Release, the fund has decided to seek to track an index composed of bonds with maturities between 1-5 years as opposed to an index composed of bonds with maturities between 1-3 years.

Response:

The Registrant believes the use of the term “short-term” in Schwab Short-Term Bond Index Fund’s name is consistent with the SEC’s guidance in the Adopting Release, because the fund’s and the index’s dollar-weighted average maturity has not exceeded 3 years. Below are responses to each of the specific questions relating to the fund and the index:

•	Please provide supplementally Schwab Short-Term Bond Index Fund’s dollar-weighted average maturity as of a recent date.

o	Schwab Short-Term Bond Index Fund’s dollar-weighted average maturity was 2.78 years as of December 11, 2019.

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•

Please explain supplementally what measures are taken to ensure that the fund’s dollar-weighted average maturity will not be more than 3 years, consistent with the guidance provided in the Adopting Release.

o

The Registrant has confirmed that neither the fund’s nor the index’s dollar-weighted average maturity has exceeded 3 years. The Registrant has confirmed with the index provider that the index provider does not currently anticipate that the index’s dollar-weighted average maturity will exceed 3 years and, as a result, it is not currently anticipated that the Fund’s dollar-weighted average maturity will exceed 3 years. The Registrant is aware of the SEC’s guidance and, on an ongoing basis, the Registrant reviews the fund’s dollar-weighted average maturity to ensure that it does not rise above 3 years. The Registrant would consider changing the index or the fund’s name if its dollar-weighted average maturity was no longer consistent with the SEC’s guidance in the Adopting Release and the fund’s current name could be deemed to be misleading under Section 35(d) and Rule 35d-1 thereunder.

•	Please explain supplementally whether the index has in place criteria that would serve to ensure that the index’s dollar-weighted average maturity does not rise above 3 years.

o

The Registrant has confirmed that the index provider does not have in place criteria that would serve to ensure that the index’s dollar-weighted average maturity stays at or below 3 years. Nevertheless, as noted above, on an ongoing basis, the Registrant reviews the fund’s dollar-weighted average maturity to ensure that it does not rise above 3 years.

•

Please explain supplementally why, in light of the guidance provided in the Adopting Release, the fund has decided to seek to track an index composed of bonds with maturities between 1-5 years as opposed to an index composed of bonds with maturities between 1-3 years.

o

Attached in Appendix B is data relating to the Fund’s and index’s historical dollar-weighted average maturity. As the Staff can see, the historical dollar-weighted average maturity for both has been below 3 years and, as a result, the use of “short-term” in the fund’s name has been consistent with the SEC’s guidance in the Adopting Release. As noted above, the Registrant is aware of the SEC’s guidance and monitors the

December 13, 2019 Page 4

fund’s dollar-weighted average maturity. The Registrant would consider changing the index or the fund’s name if its dollar-weighted average maturity was no longer consistent with the SEC’s guidance in the Adopting Release and the fund’s current name could be deemed to be misleading under Section 35(d) and Rule 35d-1 thereunder.

Accordingly, in light of the foregoing, no changes have been made in response to this comment.

3.

Comment: The principal investment strategies disclosure for Schwab Short-Term Bond Index Fund and Schwab U.S. Aggregate Bond Index Fund indicates that each fund may invest in shares of other investment companies. If the fees and expenses incurred indirectly by a fund as a result of such investments exceed 0.01% (one basis point) of such fund’s average net assets, please include a line item in the Fund Fees and Expenses table for “Acquired Fund Fees and Expenses.” If a fund indirectly incurs less than 0.01% of fees and expenses as a result of investment in shares of other investment companies, please confirm that any such fees and expenses would be included in a line item for “Other Expenses” in the Fund Fees and Expenses table or are otherwise excludable from the table in accordance with Form N-1A. Please refer to Item 3, Instruction 3(f)(i) of Form N-1A and any other relevant instructions.

Response: The Registrant confirms that, for each fund, expenses incurred from investments in the shares of other investment companies are not expected to exceed 0.01% of such fund’s average net assets and that such fees therefore are not required to be included as part of a separate line item in the Fund Fees and Expenses table for “Acquired Fund Fees and Expenses.” The Registrant notes that, as disclosed in the “Fund Management” section of the prospectus, the funds pay their investment adviser, CSIM, a “unitary” advisory fee and that, under this arrangement, CSIM pays the operating expenses of the funds, excluding acquired fund fees and expenses, taxes, any brokerage expenses, and extraordinary or non-routine expenses. The Registrant further notes that for each fund, expenses required to be paid by the fund that are included as part of “Other Expenses” are less than half of one basis point, and thus are appropriately rounded to zero and excluded from the Fund Fees and Expenses table in accordance with Item 3, Instruction 1(a) of Form N-1A.

4.

Comment: The principal investment strategies disclosure for Schwab Short-Term Bond Index Fund and Schwab U.S. Aggregate Bond Index Fund indicates that each fund “generally expects that its duration will closely correspond to the duration of the index.” This is the first instance where the term “duration” is used, and the SEC staff believes

December 13, 2019 Page 5

that when a technical term such as duration is used it should be defined in a summary manner at its first instance. Please provide a plain English definition of “duration” and its relevance.

Response: The Registrant believes that the current disclosure in the prospectus adequately explains and defines the use of the term duration. In this regard, the Registrant notes the detailed disclosure in the “Maturity and Duration: A Brief Explanation” section of the prospectus. Nevertheless, the Registrant will consider this comment as part of a future annual update to the Funds’ prospectuses.

5.

Comment: In the section titled “Management of the Funds” in each Statement of Additional Information, please revise the trustees and officers table to state the occupation for Jane P. Moncreiff since her most recent position ended in 2017. If Ms. Moncreiff is retired, please consider noting this in the table for consistency with the approach taken for several other Independent Trustees.

Response: The Registrant respectfully believes that being retired is not considered an “occupation.” Accordingly, since the current disclosure lists all of the trustees’ occupations for the last 5 years, the Registrant believes that no further disclosure is necessary.

6.

Comment: In the Statement of Additional Information for Schwab California Tax-Free Bond Fund, the section addressing “Risk Factors for the State of California” is bracketed and appears to need to be updated. Please confirm that any information that needs to be updated or is missing from this section will be included in the filing that is made with the SEC pursuant to Rule 485(b). Please also provide this information as part of an attachment to the comment response letter.

Response: The Registrant hereby confirms that all information that needs to be updated or is missing from the section addressing “Risk Factors for the State of California” in the Statement of Additional Information will be included in the filing that is made with the SEC pursuant to Rule 485(b). As requested, Appendix A contains the information that has been added to this section for the 485(b) filing.

7.

Comment: For Schwab Tax-Free Bond Fund and Schwab California Tax-Free Bond Fund, the Statement of Additional Information notes that each fund’s shares are subject to an annual shareholder servicing fee of up to 0.25%. Please confirm supplementally that any shareholder servicing fee amounts incurred/paid by the fund are included as a part of that fund’s “Other Expenses” in the Fund Fees and Expenses table.

December 13, 2019 Page 6

Response: The Registrant confirms that any amount of shareholder servicing fees incurred/paid by a fund are included as a part of that fund’s “Other Expenses” in the Fund Fees and Expenses table.

*        *         *

As requested, Appendix A contains marked pages that reflect the completed information and changes made in response to the SEC staff’s comments.

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

December 13, 2019 Page 7

Appendix A

December 13, 2019 Page 8

Appendix B

Historical Dollar-Weighted Average Maturity Data for the Schwab Short-Term Bond Index Fund (the Fund) and the Bloomberg Barclays US Government/Credit 1-5 Year Index (the Index)

Date	Weighted Average Maturity of the Fund*	Weighted Average Maturity of the Index	Date	Weighted Average Maturity of the Fund	Weighted Average Maturity of the Index
02/28/2017	2.89	2.89	07/31/2018	2.83	2.83
03/31/2017	2.89	2.90	08/31/2018	2.85	2.85
04/28/2017	2.87	2.90	09/28/2018	2.85	2.84
05/31/2017	2.88	2.91	10/31/2018	2.83	2.82
06/30/2017	2.89	2.91	11/30/2018	2.84	2.83
07/31/2017	2.87	2.90	12/31/2018	2.81	2.81
08/31/2017	2.88	2.90	01/31/2019	2.81	2.81
09/29/2017	2.87	2.88	02/28/2019	2.81	2.83
10/31/2017	2.85	2.87	03/29/2019	2.84	2.84
11/30/2017	2.86	2.87	04/30/2019	2.81	2.82
12/29/2017	2.81	2.85	05/31/2019	2.83	2.84
01/31/2018	2.85	2.85	06/28/2019	2.82	2.83
02/28/2018	2.88	2.87	07/31/2019	2.79	2.82
03/30/2018	2.80	2.87	08/30/2019	2.81	2.83
04/30/2018	2.85	2.85	09/30/2019	2.79	2.82
05/31/2018	2.86	2.87	10/31/2019	2.79	2.81
06/29/2018	2.86	2.85	11/29/2019	2.82	2.84

    *Inception date of 02/23/17